SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6 - K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of November, 2004

PLACER DOME INC.

Suite 1600, 1055 Dunsmuir Street

P.O. Box 49330, Bentall Postal Station

Vancouver, British Columbia

Canada V7X 1P1

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F

Form 40-F  ✓

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

No   ✓

INCORPORATION BY REFERENCE

This report on Form 6-K is specifically incorporated by reference into the Registrant's registration statement on Form S-8 (Nos. 33-17334, 33-21938, 33-21942, 33-27797, 33-91180, 333-05430, 333-10278 and 333-10274) and on Form F-10 (Nos. 333-113870, 333-120288), to the extent not superseded by documents or reports subsequently filed under the Securities Act of 1933 or the Securities Exchange Act of 1934, as amended.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PLACER DOME INC.

(Registrant)

By:   /s/ Geoffrey P. Gold

Geoffrey P. Gold

Vice-President, Associate General Counsel

and Assistant Secretary

Date:  November 15, 2004

PLACER DOME ANNOUNCES PRICING OF EQUITY OFFERING

NOVEMBER 9, 2004

All amounts in U.S. dollars

Vancouver, Canada: Placer Dome Inc. (NYSE, TSX, ASX: PDG) has executed an underwriting agreement with respect to its previously announced equity offering at $22 per share. The pricing will result in the issuance of approximately 18.5 million common shares, not including an option granted to the underwriters to purchase up to approximately 2.7 million common shares at $22 per share to cover over-allotments, if any. The offering is expected to close on November 23, 2004.

Net proceeds from the offering will be used for general corporate purposes, which may include funding of new project development and other capital expenditures

CIBC World Markets and Scotia Capital are lead managers for the offering, and Deutsche Bank Securities Ltd., HSBC Securities (Canada) Inc., Merrill Lynch Canada Inc., UBS Securities Canada Inc., BMO Nesbitt Burns Inc., J.P. Morgan Securities Inc., GMP Securities Ltd., National Bank Financial Inc. and Salman Partners Inc. are co-managers.

A preliminary prospectus and related documents have been filed with securities regulatory authorities in all provinces of Canada. Copies may be obtained from:

CIBC World Markets Inc.
161 Bay Street, 6th Floor

Toronto, ON M5J 2S8

Fax: (416) 594-7242

or

Scotia Capital Inc.
40 King Street West

Scotia Plaza, 65th Floor

Toronto, ON M5W 2X6

Tel: (416) 862-5837
Attention:  Equity Capital Markets

A preliminary prospectus has also been filed with the U.S. Securities and Exchange Commission under the multijurisdictional system. Copies may be obtained from:

CIBC World Markets Corp.

417 Fifth Avenue

New York, NY 10016

Fax: (212) 667-6136
e-mail useprospectus@us.cibc.com

or

Scotia Capital (USA) Inc.
1 Liberty Plaza, 25th Floor

165 Broadway

New York, NY 10006

Tel: (212) 225-6500
Attention:  Mr. Grant Harder

A registration statement relating to these securities has been filed with the U.S. Securities and Exchange Commission but has not yet become effective. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This announcement shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any offer of these securities in any state or other jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or other jurisdiction.

Vancouver-based Placer Dome Inc. operates 17 mines in seven countries. The company's shares trade on the Toronto, New York, Swiss and Australian stock exchanges and Euronext-Paris under the symbol PDG.

For further information please contact:

Investor Relations: Greg Martin (604) 661-3795

Media Relations: Joe Danni (604) 661-1941

Head Office

Suite 1600, Bentall IV

1055 Dunsmuir Street

(PO Box 49330,

Bentall Postal Station)

Vancouver, British Columbia

Canada V7X 1P1

Tel: (604) 682-7082

Fax: (604) 682-7092

On the internet: www.placerdome.com

CAUTIONARY NOTE

Some of the statements contained in this report are forward-looking statements, such as estimates and statements that describe Placer Dome's future plans, expectations, objectives or goals, including words to the effect that Placer Dome or management expects a stated condition or result to occur. Forward-looking statements may be identified by such terms as "believes", "anticipates", "intends", "expects", "estimates", "may", "could", "would", "will" or "plan". Such forward-looking statements are made pursuant to the safe harbour provisions of the United States Private Securities Litigation Reform Act of 1995. Since forward-looking statements are based on assumptions and address future events and conditions, by their very nature they involve inherent risks and uncertainties. Actual results relating to, among other things, mineral reserves, resources, results of exploration, reclamation and other post-closure costs, capital costs, mine production costs, taxes, and Placer Dome's financial condition and prospects, could differ materially from those currently anticipated in such statements by reason of factors such as the productivity of Placer Dome's mining properties, the speculative nature of mining exploration and development activities, changes in general economic conditions and conditions in the financial markets, including changes to the interest rate on borrowings, changes in demand and prices for the minerals Placer Dome produces, changes in the worldwide price of other commodities such as diesel fuel and electricity, litigation, environmental, legislative and other judicial, regulatory, political and competitive developments in domestic and foreign areas in which Placer Dome operates, technological and operational difficulties encountered in connection with Placer Dome's mining activities, labour relations matters, costs and changing foreign exchange rates and other matters discussed under "Management's Discussion and Analysis" or detailed in Placer Dome's filings with securities regulatory authorities. This list is not exhaustive of the factors that may affect any of Placer Dome's forward-looking statements. These and other factors should be considered carefully and readers should not place undue reliance on Placer Dome's forward-looking statements. Further information regarding these and other factors which may cause results to differ materially from those projected in forward-looking statements are included in the filings by Placer Dome with the U.S. Securities and Exchange Commission and Canadian provincial securities regulatory authorities. Placer Dome does not undertake to update any forward-looking statement that may be made from time to time by Placer Dome or on its behalf, except in accordance with applicable securities laws.